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                          August 1, 2022

       John Temperato
       Chief Executive Officer
       9 Meters Biopharma, Inc.
       8480 Honeycutt Road, Suite 120
       Raleigh, NC 27615

                                                        Re: 9 Meters Biopharma,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 28, 2022
                                                            File No. 333-266377

       Dear Mr. Temperato:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Lorna Knick, Esq.